amrad.

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

82-4867

02 MAR -1 AM 8:47

02015538

To:	The Securities and Exchange Commission
Company:	
Fax:	0011 1 202 942 9624
From:	Robyn Fry - Company Secretary
Fax:	(+61 3) 9208 4356
Date:	28 February 2002
Pages: Including cover page	8.

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

SUPPL

This document and any following pages are intended solely for the named addressee, are confidential and may contain legally privileged information. The copying or distribution of them or any information they contain, by anyone other than the addressee, is prohibited. If you have received this document in error, please let us know by telephone, and then return it by mail to the address above. We shall refund your costs of doing so.

FACSIMILE COVER SHEET

Amrad Corporation Limited

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

p.p. [signature]

Robyn Fry
General Counsel & Company Secretary

dw 3/1

FILE No.
82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
AMRAO Corporation Limited	82- 4867

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

FILE No.
82-4867

amrad

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121

telephone (61 3) 9208 4000
facsimile (61 3) 9208 4352
http://www.amrad.com.au

28 February 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

AMRAD Corporation Limited
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

Robyn Fry
General Counsel & Company Secretary

Rflr001

82-4867

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/02/2002

TIME: 09:34:47

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Amrad ann. $15.525M Placement

FILE No.
82-4867

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4320
facsimile (61 3) 9208 4352
http://www.amrad.com.au

NEWS RELEASE
Thursday 28 February 2002

AMRAD ANNOUNCES $15,525,000 PLACEMENT

The Directors of Amrad Corporation Limited (Amrad) (ASX:AML) today announced a successful institutional placement of 13.5 million ordinary shares at $1.15 per share raising $15,525,000.

Amrad will use the additional capital to accelerate its current drug development projects and take trials to later stages using its in-house clinical development experience.

"Our goal is to build shareholder value by developing drugs to treat chronic human diseases where there is unmet medical need. This new funding positions Amrad favourably to achieve early commercial returns," said Amrad Managing Director Dr Sandra Webb.

This week Amrad also announced the early completion of a Phase I/II clinical trial of the drug AM336 to treat chronic severe pain. AM336 is a synthetic version of a molecule originally isolated from the venom of a fish-eating species of cone snail, *conus catus*, from Australia's Great Barrier Reef. Amrad has exclusive world wide rights to commercialise the drug.

"We are delighted with the outcome of the placement. This week we have completed the funding and announced an important development for our AM336 study. Amrad is now in a position of flexibility to negotiate the timing and size of commercialisation deals with major pharmaceutical and biotechnology companies," said Dr Webb.

The placement was arranged by Intersuisse Corporate Pty Ltd to broaden the institutional presence on Amrad's register.

Amrad Corporation Limited

Amrad Corporation Limited is an Australian research-based biotechnology company. Amrad's in-house pharmaceutical R&D expertise is focused on three key areas: infectious diseases; neurological conditions; and, allergy and inflammation. R&D activity targets the clinical development of compounds for serious chronic human diseases, focused on early commercial returns. Amrad currently has seven projects in preclinical and clinical development, three of which are in Phase II clinical trials. The lead clinical projects include emfilermin for the treatment of neuromuscular disorders (Phase II); emfilermin for the treatment of reproductive health in collaboration with Serono (Phase I); AM336 for the treatment of chronic severe pain (Phase I/II complete); AM365 for the treatment of hepatitis B virus infection (Phase II); AM132 and AM133 for the treatment of cardiovascular disease (preclinical testing) in collaboration with Gencell Inc (a wholly owned subsidiary of Aventis) and Edwards Lifesciences respectively; and AM36 (preclinical testing) for the treatment of stroke in collaboration with DevCo Pharmaceuticals.

For further information please contact: Dr Sandra Webb, Managing Director
Telephone: 61 3 9208 4302

FILE No.
82-4867

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 26/02/2002

TIME: 09:42:31

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Fast Tracks Development of Chronic Pain Drug

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4320
facsimile (61 3) 9208 4352
http://www.amrad.com.au

NEWS RELEASE

Tuesday 26 February 2002

AMRAD FAST TRACKS DEVELOPMENT OF CHRONIC PAIN DRUG

Leading Australian biotechnology company, Amrad Corporation Limited (Amrad) (ASX:AML), today announced that positive findings from its Phase I/II clinical trial in patients with chronic severe pain have led to early completion of the study, enabling the Company to advance AM336 to the next stage of development — additional safety studies and a full Phase II trial to commence during 2002.

AM336 is a synthetic version of the molecule CVID which was originally isolated from the venom of a fish-eating species of cone snail from Australia's Great Barrier Reef. Amrad has exclusive worldwide rights to commercialise the compound.

The AM336 trial involved cancer patients with chronic severe pain from investigating centres in Sydney, Perth and Melbourne. Each patient received AM336 over a 12 day period to investigate the safety of the drug and tolerability to different dosage levels. In addition, under Australia's Special Access Scheme and in consultation with their investigating doctor, patients could elect to continue with the AM336 treatment beyond the 12 day study period if they felt it was benefiting them.

While a full review and analysis of the data is currently being completed by the study investigators and our clinical development team, Amrad Managing Director Dr Sandra Webb said the potential of AM336 for major clinical benefit is now obvious.

"From our perspective the most exciting finding relates to the fact that the majority of patients elected to stay on AM336 after they had completed the 12 day clinical trial study period. This tells us that AM336 can be safely administered at doses required to provide pain relief. These early findings are showing that AM336 has the potential to treat one of the most distressing symptoms of cancer, the pain," Dr Webb said.

"Our decision to finish the study earlier than planned means we can move toward commencement of international Phase II clinical trials. The potential market size for this category of drugs to treat severe pain is valued at around US$400 million.

"At present severe pain treatment is dominated by the use of narcotic analgesics and morphine is the most common of these. However, serious side effects and the development of tolerance limit the use of these drugs. AM336 has the potential to overcome these obstacles as it works via a different mechanism to morphine. This really is an Australian breakthrough in the treatment of pain," Dr Webb said.

Dr Webb said Amrad would now concentrate its efforts on further development of AM336 and will meet in March with the US Food and Drug Administration to discuss the details of the development pathway for AM336.

"Importantly, future studies will investigate the efficacy of AM336 in treating pain arising from a variety of diseases which cause chronic severe pain. These are diseases such as cancer, toxic and traumatic nerve damage, diabetes and viral infections," said Dr Webb.

AM336 was discovered through a collaborative research program at the University of Queensland, supported by a Generic Industrial Research and Development (GIRD) grant, exploring the pharmaceutical potential of cone snail venoms.

Amrad Corporation Limited

Amrad Corporation Limited is an Australian research-based biotechnology company. Amrad's in-house pharmaceutical R&D expertise is focused on three key areas: infectious diseases; neurological conditions; and, allergy and inflammation. R&D activity targets the clinical development of compounds for serious chronic human diseases, focused on early commercial returns. Amrad currently has seven projects in preclinical and clinical development, three of which are in Phase II clinical trials. The lead clinical projects include emfilermin for the treatment of neuromuscular disorders (Phase II); emfilermin for the treatment of reproductive health in collaboration with Serono (Phase I); AM336 for the treatment of chronic severe pain (Phase I/II complete); AM365 for the treatment of hepatitis B virus infection (Phase II); AM132 and AM133 for the treatment of cardiovascular disease (preclinical testing) in collaboration with Gencell Inc (a wholly owned subsidiary of Aventis) and Edwards Lifesciences respectively; and AM36 (preclinical testing) for the treatment of stroke in collaboration with DevCo Pharmaceuticals.

For further information please contact: Anne Hayward
Investor Relations
Telephone: 61 3 9208 4320
Mobile: 0419 893 922